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SEC FILE NUMBER
8-69382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Preferred Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3290 Northside Parkway, NW, Suite 800
(No. and Street)

Atlanta	GA	30327
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffery Smith	855-330-6594	jsmith@pcsalts.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moore, Colson & Company, P.C.
(Name – if individual, state last, first, and middle name)

600 Galleria Parkway, SE	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

10/11/2011	5486
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Preferred Capital Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF GEORGIA NOTARY PUBLIC
C.C. CULLEN
Notary Public, Georgia
Cobb County
My Commission Expires
April 28, 2025

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PREFERRED CAPITAL SECURITIES, LLC

**STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2024

Preferred Capital Securities, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements



MOORE COLSON
Envision More

600 Galleria Pkwy SE
Suite 600
Atlanta, GA 30339

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Preferred Capital Securities, LLC
Atlanta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Preferred Capital Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Preferred Capital Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Preferred Capital Securities, LLC's management. Our responsibility is to express an opinion on Preferred Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Preferred Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Preferred Capital Securities, LLC's auditor since 2015.

Moore, Colson + Company, P.C.

Atlanta, Georgia
February 25, 2025

moorecolson.com
information@moorecolson.com
770.989.0028

Preferred Capital Securities, LLC

Statement of Financial Condition
December 31, 2024

Assets:		
Cash and cash equivalents	$	3,521,084
Clearing deposit		50,000
Accounts receivable		385,049
Due from related parties		80,076
Other receivables		6,870
Furniture, fixtures and equipment, net of accumulated depreciation of $197,811		235,821
Right-of-use asset		1,676,944
Prepaid expenses and other assets		497,702
Total assets	$	6,453,546
Liabilities:		
Accounts payable and accrued expenses	$	550,822
Lease liability		1,847,984
Total liabilities		2,398,806
Member's equity		4,054,740
Total liabilities and member's equity	$	6,453,546

See accompanying notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preferred Capital Securities, LLC (the Company) is a Georgia limited liability company that was formed on September 17, 2013, with minimal operations until February 2, 2015 (date approved for membership by the Financial Industry Regulatory Authority (FINRA)). The Company is a wholly owned subsidiary of Badger Creek Holdings, LLC (the Parent). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of FINRA. The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite, and manage the selling of security offerings, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Basis of Presentation

The financial statement is presented on the accrual basis of accounting and is prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company holds a substantial amount of its cash at one bank. Funds in the bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC). The Company maintains cash and cash equivalents in accounts with financial institutions that from time to time exceed the FDIC insured limit. At December 31, 2024, the Company's uninsured balances totaled $3,342,485. The Company places its cash and cash equivalents with high-credit-quality institutions and minimizes its credit risk with formal credit policies and monitoring procedures.

Clearing Deposit

The Company is required to maintain a minimum balance of $50,000 with its clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Accounts receivable primarily consist of underwriting and offering expense reimbursements due to the Company under exclusive dealer manager agreements with an investment company and a digital infrastructure company. Based on the nature of these receivables and historical experience, the Company does not believe an allowance for credit losses is necessary at December 31, 2024.

Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net is stated at cost. Depreciation is based on the straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily consist of prepaid insurance, prepaid FINRA licensing fees, prepaid technology costs, prepaid broker-dealer sponsorships, and a security deposit.

Income Taxes

The Company is a limited liability company, and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by the Parent on its respective tax return. Therefore, no provision for income taxes has been made in the accompanying financial statement.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by relevant taxing authorities. The Company has analyzed its tax positions taken and has concluded that as of December 31, 2024 there are no uncertain tax positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Company and its Parent are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Cash Flow Information

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2 - FURNITURE, FIXTURES AND EQUIPMENT, NET

Furniture, fixtures and equipment, net consists of the following at December 31, 2024:

Furniture and fixtures	$ 133,377
Computer hardware	163,798
Computer software	29,500
Office equipment	49,745
Leasehold improvements	57,212
Less: accumulated depreciation	(197,811)
Furniture, fixtures and equipment, net	$ 235,821

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a) the maintenance of minimum net capital and b) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,849,222 which was $2,801,098 in excess of its required net capital of $48,124. The Company's aggregate indebtedness to net capital ratio was 25.34%.

NOTE 4 - RELATED PARTY TRANSACTIONS

Offering Costs

Offering costs paid by the Company are reimbursed by the issuer of the security offering. Offering costs paid by the Company include clearing fees, advertising and sales costs, and technology costs. The Company incurred offering costs reimbursable by the mineral and royalty company and the DST 1031 exchange company, which are affiliates, during the year ended December 31, 2024, totaling $131,082 and $22,480, respectively, of which $52,176 remains due and is included in Due from related parties in the Statement of Financial Condition.

Reimbursable Expenses

The Company incurred selling costs reimbursable by the mineral and royalty company, an affiliate, during the year ended December 31, 2024 totaling $112,403, of which $27,085 remains due and is included in Due from related parties in the Statement of Financial Condition.

Preferred Capital Securities, LLC

Statement of Financial Condition
December 31, 2024

NOTE 5 – LEASE OBLIGATION

The Company leases its premises in Atlanta, Georgia under a non-cancelable operating lease that matures in September 2030.

The future minimum rental lease payments under the non-cancelable operating lease with an initial lease term in excess of one year, and the reconciliation of undiscounted cash flows to the discounted lease liability as of December 31, 2024, are as follows:

Year Ending December 31:	Operating
2025	$ 345,807
2026	355,291
2027	365,067
2028	375,095
2029	385,415
Thereafter	294,965
Total	2,121,640
Less: interest	(273,656)
Present value of future lease payments	$ 1,847,984

At December 31, 2024, the weighted-average remaining lease term and weighted-average discount rate of the Company's operating lease were 5.75 years and 4.73%, respectively.

NOTE 6 - CONCENTRATIONS

For the year ended December 31, 2024, approximately 79% of the Company's distribution fee revenues were earned under two wholesaling agreements as the exclusive dealer manager in which the Company marketed and assisted with the offering and sale of securities. At December 31, 2024, accounts receivable related to this agreement totaled $196,224.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of operations, the Company may become involved with claims and disputes, and is subject to periodic examinations by regulatory agencies. At December 31, 2024, the Company does not believe there are any claims, disputes, or examinations that would have a material effect on the Company's financial position.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2025, the date the financial statement was available for issuance. Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statement.